UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *: Bunka Chris (Last) (First) (Middle) 5774 Deadpine Drive (Street) Kelowna, British Columbia V1P 1A3 (City) (State) (Zip)		2. Issuer Name and Ticker or Trading Symbol: Secure Enterprise Solutions Inc. (SETP)				6. Relationship of Reporting Person(s) to Issuer: (Check all applicable) _X_ Director _X__10% Owner _X_ Officer (give title ___ Other (specify below) below) Vice President and Director
								3. I.R.S. Identification Number or Reporting Person, if an entity (Voluntary) N/A			4. Statement for Month/Year 06/2002
		5. If Amendment, Date of Original (Mo/Yr) N/A		7. Individual or Joint/Group Reporting (Check Applicable Line) _X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
		1. Title of Security (Instr.3)	2. Transaction Date (Month/Day/year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7 Nature of Indirect Beneficial Ownership (Instr. 4).
Amount	(A) or (D)				Price
Common Stock	--	--	--	--	--	2,975,000	Direct	N/A

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Right to exercise options for common stock	--	--	--	--	--	Feb/01/02	Feb/01/05	Common	400,000	$0.30	400,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec/31/01	Dec/31/06	Common	100,000	$0.20	100,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec/31/02	Dec/31/07	Common	75,000	$0.25	75,000	Direct	N/A
Right to exercise options for common stock	--	--	--	--	--	Dec/31/03	Dec/31/08	Common	50,000	$0.30	50,000	Direct	N/A
Units for common stock	--	--	--	--	--	Feb/01/00	Feb/01/05	Common	200,000	$1.00	100,000	Direct	N/A

Explanation of Responses:

** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations. August 9, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Date

Note: File three copies of this Form, one of which must be manually signed, If space

Provided is insufficient, see Instruction 6 for procedure. /s/ Chris Bunka

** Signature of Reporting Person - Chris Bunka